Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

January 13, 2020 - For Immediate Release

Great Panther Announces 2019 Production of 147,000 Gold Equivalent Ounces and Corporate Update

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces its fourth quarter (“Q4”) and annual 2019 production results from its Tucano Gold Mine (“Tucano”) in Brazil, and two Mexican mining operations: the Topia Mine (“Topia”) and the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine. All currency amounts are in USD unless otherwise indicated.

Fourth Quarter and Full Year 2019 Highlights

■	Nearly tripled annual production: Produced approximately 147,000 consolidated gold equivalent ounces in 2019, a 182% increase compared to 2018, driven by the acquisition of Tucano.

■	Stronger finish to the year at Tucano: Exceeded the high end of the most recent quarterly guidance, producing over 34,000 gold ounces in the fourth quarter of 2019.

■	Record annual production at Topia: Delivered silver equivalent production of 1.8 million ounces, benefitting from an increase in mill capacity, grade and an advancement of mine development.

■	Acquired the flagship Tucano mine: Completed the acquisition of Tucano in March 2019, transforming Great Panther into a growing, intermediate precious metals producer.

■	Delivered operational improvements: Increased mine productivities and metallurgical recoveries at Tucano, expanded Topia throughput, and advanced on-going key exploration programs.

■	Strengthened senior management team: Added key leadership positions across a number of operational, financial and other areas.

“We ended 2019 on a stronger note at Tucano, exceeding the high end of our most recent guidance range for the fourth quarter,” stated Jeffrey Mason, Interim President & CEO. “Reflecting on 2019 as a whole, the acquisition of Tucano has transformed Great Panther, nearly tripling our gold equivalent production. As we begin 2020, we look forward to another year of production growth while continuing to execute on key operational initiatives in Brazil and Mexico, including expanded exploration programs. Together with our recent key management additions and $21 million in non-equity funding, we are well positioned to execute on our 2020 plans.”

It is noted that operational results are preliminary and subject to final adjustment. Final operational and cost results for 2019 and operational and cost guidance for 2020, will be published with the Company's financial results for the fourth quarter and the full year 2019.

Consolidated Operational Results

Great Panther’s 2019 gold equivalent production of 146,853 ounces is above the mid-point of its most recent annual consolidated production guidance of 142,000 - 149,000 ounces. Q4 2019 production for Tucano exceeds the Company’s most recent Q4 guidance for the mine.

Consolidated Operational Results	Q4 2019	Q4 2018	Change	FY 2019(2)	FY 2018	Change
Ore processed (tonnes)	927,928	89,270	939%	2,787,578	374,229	645%
Gold equivalent production (ounces) (1)	44,697	11,897	276%	146,853	52,137	182%
Gold production (ounces)	37,088	4,100	805%	118,493	20,160	488%
Silver production (ounces)	423,230	438,152	-3%	1,529,362	1,096,757	39%

(1)	Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.0007950 and 1:0.0010225 for the price/ounce of gold to price/pound of lead and zinc, respectively. Refer to Topia and GMC production tables below.
(2)	Consolidated operational results reflect Tucano production for the period following the March 5, 2019 date of acquisition.

Tucano Gold Mine

Tucano Operational Results	Q4 2019	Q4 2018(1)	Change	FY 2019(1)	FY 2018(1)	Change
Total material mined (tonnes)	5,857,185	4,868,173	20%	22,624,748	20,657,271	10%
Total waste mined (tonnes)	5,141,839	4,081,379	26%	20,357,867	18,173,428	12%
Ore mined (tonnes)	715,346	768,996	-7%	2,266,881	2,440,542	-7%
Ore processed (tonnes milled)	860,364	872,137	-1%	3,074,014	3,504,129	-12%
Au grade (g/t)	1.33	1.75	-24%	1.37	1.25	9%
Au recovery (%)	92.80%	88.30%	5%	91.74%	87.30%	5%
Gold production (ounces)	34,181	43,365	-21%	123,867	123,296	0%

(1) The Tucano operational results presented in the above table includes production for the full quarter in Q4 2018, full year 2018, and Q1 2019 up until March 5, 2019, as reported by the previous owner of the Tucano Gold Mine. From March 5, 2019 to December 31, 2019, the Tucano Mine, while owned and operated by Great Panther, produced 105,561 gold ounces.

Tucano produced 34,181 gold ounces in Q4 2019 exceeding the top end of the most recent Q4 2019 guidance of 31,000-33,000 gold ounces.

Tucano achieved key improvements in mine productivities, ore grade, and metallurgical recoveries over 2018, reflecting plant improvements and upgrades completed following the acquisition by Great Panther.

Gold production in 2019 remained relatively consistent at approximately 124,000 gold ounces, as compared to 2018, notwithstanding lower than planned production in Q4 2019 as a result of removing the Urucum Central South open pit (“UCS”) from production (see further discussion in Corporate Update and Outlook section).

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Mexico Mine Operations

The Company’s Mexican operations combined to produce 41,292 gold equivalent ounces in 2019 or approximately 3.3 million silver equivalent ounces.

Topia Mine

Topia Operational Results	Q4 2019	Q4 2018	Change	FY 2019	FY 2018	Change
Ore processed (tonnes)	18,854	18,883	0%	79,257	73,605	8%
Ag grade (g/t)	424	326	30%	392	344	14%
Au grade (g/t)	0.81	0.83	-2%	0.94	0.79	19%
Ag recovery (%)	94.4%	92.9%	2%	93.9%	93.4%	1%
Au recovery (%)	54.2%	53.4%	2%	55.9%	58.1%	-4%
Silver equivalent production (ounces) (1)	449,621	390,701	15%	1,785,483	1,548,336	15%
Silver production (ounces)	242,776	183,747	32%	938,581	761,107	23%
Gold production (ounces)	267	267	0%	1,344	1,087	24%
Lead production (tonnes)	487	474	3%	1,960	1,958	0%
Zinc production (tonnes)	650	661	-2%	2,576	2,361	9%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Topia achieved a new record for annual production at approximately 1.8 million silver equivalent ounces during 2019 as a result of an increase in mill capacity, grade and advancing development of various mines in the Topia area. The Company also performed exploration drilling to better define existing mineral resources, and to extend the mineral resources into new areas, along presently mined veins and along new veins.

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Guanajuato Mine Complex (“GMC”)

GMC Operational Summary	Q4 2019	Q4 2018	Change	FY 2019	FY 2018	Change
Ore processed (tonnes)	48,710	70,387	-31%	187,610	300,624	-38%
Ag grade (g/t)	136	129	6%	116	129	-10%
Au grade (g/t)	2.00	2.01	0%	2.26	2.27	-1%
Ag recovery (%)	84.4%	87.2%	-3%	84.7%	87.9%	-4%
Au recovery (%)	84.1%	84.4%	0%	85.2%	87.1%	-2%
Silver equivalent production (ounces) (1)	391,637	561,083	-30%	1,517,853	2,622,623	-42%
Silver production (ounces)	180,454	254,405	-29%	590,781	1,096,757	-46%
Gold production (ounces)	2,640	3,833	-31%	11,588	19,073	-39%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio.

In Q4 2019 production for GMC was sourced from both the San Ignacio Mine and limited areas of the Guanajuato Mine for which mining had been suspended for the previous three quarters to allow for a focussed exploration program. This explains the lower year-over-year production levels, as planned by the Company. The exploration program at the Guanajuato Mine advanced with three drill rigs in operation with the objective of outlining in-situ blocks of higher-grade mineralization and increased mill feed from the Guanajuato Mine in 2020. The Company expects to release an updated NI 43-101 Mineral Resource estimate before the end of March 2020 for the San Ignacio and Guanajuato mines. The Topia Mineral Resource update is targeted to be completed in July 2020.

Corporate Update and Outlook

Tucano Gold Mine - Urucum Central South Pit (“UCS”)

As noted in October 2019 Company press releases, a geotechnical issue in the west wall of UCS was discovered on October 6, 2019. As a result of this issue, UCS was removed from the fourth quarter 2019 production plan to secure and monitor the pit. Great Panther has carried out a structural review and identified a combination of structures that are somewhat unique to UCS in the zone of the failure. This combination of structures was not observed, nor evident elsewhere in other Urucum pits or Tap pits. Prior to the restart of drilling and blasting operations at UCS in mid-2020, a more extensive geotechnical investigation is planned that includes core drilling and structural mapping to identify the critical structure in the UCS pit so that appropriate steps can be taken. To partly compensate for the loss of UCS production in the fourth quarter of 2019, production from the Urucum North and Urucum South pits was accelerated.

As previously reported in the October 30, 2019 press release, the Company has engaged consultants to advise on conventional measures required to bring UCS safely back into production. Unloading and pre-stripping of free-diggable failed material from the top of the open pit has currently commenced under strict geotechnical controls. Pre-stripping that requires drilling and blasting is scheduled to commence in mid-2020 following the rainy season, while ore mining is targeted for 2021, as originally planned.

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Mineral Resource and Mineral Reserve Updates

The Company has engaged Roscoe Postle & Associates Inc. (“RPA”) as its independent mining and geological consultants in connection with the preparation of an updated Mineral Resource and Mineral Reserve estimate for Tucano with an effective date of September 30, 2019. The completion and announcement of the updated Mineral Resource and Mineral Reserve (“MRMR”) estimate is expected before the end of March 2020 for Tucano, as are updates for the Guanajuato and San Ignacio mines. An update of the MRMR for Topia is planned for July 2020.

Exploration Outlook

Expanded exploration activity at Tucano and GMC is a strategic priority for the Company in 2020. At Tucano, Great Panther has planned approximately 55,000 metres of drilling as an initial program to be completed during the year, with an emphasis on the first half of the year. Most of this drilling will be focussed on targets contiguous to mining areas in the existing north-south trending mine corridor, designed to discover resources and reserves that can be added to the existing mine plan. Approximately 3,500 drilling metres are currently scheduled to target extensions from the open pit resources to potential underground deposits.

The regional exploration program at Tucano is focussed on three of the most prospective regional targets in Tucano’s expansive land package.

Ongoing progress and results of the Tucano exploration will be evaluated at mid-year, with the potential to further expand and refine exploration activities in the second half of 2020.

At GMC, the 2020 drilling program calls for 8,500 metres at the San Ignacio mine and approximately 14,400 metres at the Guanajuato mine. The 2019 drilling program has already delivered returns in terms of resource blocks that are being engineered into the short term mine plan. The 2020 GMC program is similarly focussed on adding resources that can augment the existing near and medium term mine plan, and further increase the output from the Guanajuato mine to complement San Ignacio planned ore feed for 2020.

Coricancha

In July 2019 Great Panther reported completion of a Bulk Sample Program wherein the Company had milled 5,100 tonnes of newly mined ore from the Constancia and Escondida veins, confirming key operating assumptions, including productivities, grades, and mill operation contained in its Preliminary Economic Assessment (“PEA”) announced in May 2018. In October 2019, an ore processing campaign commenced to mill approximately 28,000 tonnes of additional old ore stockpiles that were determined to be economically viable. This milling campaign to generate incremental net revenue is expected to be completed in the first quarter of 2020, after which time, the mine will return to care and maintenance while the Company conducts additional engineering and operational planning to further optimize and de-risk the project.

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Management Changes

On October 30, 2019, Board Chair, Jeffrey Mason, assumed the additional role of Interim President & CEO. Mr. Mason was actively involved in overseeing the Company’s operations since his appointment as Board Chair in July 2019. Mr. Mason first joined Great Panther’s Board in May 2014 and has played an active role on various committees developing the strategic direction of the Company along with assisting in financings. A formal CEO search process has commenced.

On October 31, 2019, Neil Hepworth, a Chartered Engineer, UK, was appointed as Chief Operating Officer. Neil is a Mining Engineer with over 30 years of experience in underground mining operations and technical and operational experience in open pit mines. He has strong technical knowledge of geology and geotechnics. Mr. Hepworth has operational experience throughout Latin America, Africa and Europe, with extensive experience in Brazil and Mexico. He holds an M.Sc. Engineering (Mining) and a B.Sc. Honours (Geology) from the University of Witwatersrand, South Africa, and speaks Portuguese and some Spanish.

On November 4, 2019, Alan Hitchborn was appointed as Vice President, Exploration. He is a Professional Geologist with over 40 years of global mineral exploration and mine operations experience, including 18 years with major mining companies and 20 years in senior management positions. He has successfully assembled and led exploration teams and campaigns in the development and expansion of mineral resources throughout the Americas, including Mexico and Brazil. Mr. Hitchborn holds a Bachelor of Science in Geology from the University of Nevada-Reno and is a Registered Professional Geologist with Engineers and Geoscientists British Columbia. He also has a strong working knowledge of Spanish.

On September 9, 2019, David Wiens was appointed as Vice President, Corporate Finance & Treasury. He is a versatile financial professional with over 16 years of experience in progressive investment banking and corporate roles in Canada and the United Kingdom, focussing on the metals and mining sector. He has a depth of leadership and experience in corporate finance, treasury, business development, financial planning and analysis, investor relations, and marketing. Mr. Wiens holds a Bachelor of Commerce from the University of British Columbia and is a CFA charterholder.

On November 4, 2019, Lucie Gagnon was appointed as Vice President, People & Culture. She joined Great Panther in April 2019 as Director of Human Resources and brings over 15 years of human resources experience focused in the finance and mining industry. Ms. Gagnon is responsible for the Company's people strategy and providing leadership in the areas of organizational design, talent acquisition and management, learning and development, and workforce planning. Ms. Gagnon holds a Bachelor of Arts (Honours) in Psychology from York University in Toronto.

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chief Operating Officer, a Qualified Person for the purposes of National Instrument 43-101.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine Complex in Peru and has executed a successful 2019 bulk sample mining program in accordance with the May 2018 PEA.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations of cash cost and AISC, the exploration potential of Tucano, Topia, and GMC, the timing for an updated resource estimate for Tucano, Topia, and GMC, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:	1 888 355 1766
Tel:	+1 604 608 1766
dwiens@greatpanther.com
www.greatpanther.com

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